

BADAN KOORDINASI PENANAMAN MODAL

Jakarta, **14 JUL 2006**

Yth.
- **Mr. Low Soon Heng (Malaysia)**
- **Optimis Teguh Sdn. Bhd. (Malaysia)**

d/a Century Tower Lt.2, Suite 205,
Jl. H.R. Rasuna Said Kav. X-2 No. 4,
Jakarta 12950

SURAT PERSETUJUAN PENANAMAN MODAL ASING

Nomor : **791** /I/PMA/2006
Nomor Kode Proyek : 2411/5121-14-19.467

Sehubungan dengan permohonan yang Saudara sampaikan tanggal 11 Juli 2006, dengan ini diberitahukan bahwa berdasarkan :

1. Undang-undang Nomor 1 Tahun 1967 tentang Penanaman Modal Asing jo. Nomor 11 Tahun 1970;

2. Bedrijfsreglementeerings Ordonnantie (BRO) Tahun 1934 sebagaimana telah beberapa kali diubah dan ditambah dengan Staatsblads No. 86 Tahun 1938;

3. Undang-undang Nomor 5 Tahun 1984 tentang Perindustrian;

4. Undang-undang Nomor 8 Tahun 1983 tentang Pajak Pertambahan Nilai Barang dan Jasa dan Pajak Penjualan Atas Barang Mewah sebagaimana telah beberapa kali diubah terakhir dengan Undang-undang Nomor 18 Tahun 2000;

5. Undang-undang Nomor 10 Tahun 1995 tentang Kepabeanan;

6. Keputusan Presiden Nomor 33 Tahun 1981 tentang Badan Koordinasi Penanaman Modal (BKPM) sebagaimana telah beberapa kali diubah, terakhir dengan Keputusan Presiden Nomor 28 Tahun 2004;

7. Keputusan Presiden Nomor 29 Tahun 2004 tentang Penyelenggaraan Penanaman Modal Dalam Rangka Penanaman Modal Asing dan Penanaman Modal Dalam Negeri Melalui Sistem Pelayanan Satu Atap;

8. Keputusan Menteri Perdagangan Nomor 301A/Kp/X/1977 tentang Pelimpahan Wewenang Pemberian Izin Usaha Penanaman Modal Dalam Bidang Perdagangan dan Izin-Izin Dagang Terbatas Dalam Rangka Penanaman Modal Kepada Ketua Badan Koordinasi Penanaman Modal;

9. Keputusan Menteri Perindustrian Nomor 427/M/SK/X/1977 tentang Pelimpahan Wewenang Pemberian Izin Usaha Di Bidang Industri Dalam Rangka Penanaman Modal Kepada Ketua Badan Koordinasi Penanaman Modal;

Pemerintah Republik Indonesia memberikan persetujuan penanaman modal yang berlaku pula sebagai Persetujuan Prinsip Fasilitas Fiskal dan Izin Sementara sampai dengan perusahaan memperoleh Izin Usaha dengan rincian sebagai berikut:

I. **Keterangan Pemohon :**

   1. Peserta Asing   :

     - Nama   : Mr. Low Soon Heng (Malaysia)

     - Nomor Paspor   : A10705512

     - Alamat   : Transfame Sdn. Bhd, (339807A),
                           No. 63A, Jalan SS 22/11, Dariansara Jaya,
                           Selangor Darul Ehsan, Malaysia

     - Nama   : Optimis Teguh Sdn. Bhd. (Malaysia)

     - Alamat   : 34, Jalan SS 6/8, Kelana Jaya,
                           47301 Petaling Jaya, Selangor Darul Ehsan,
                           Malaysia

   2. Peserta Indonesia   : -

II. **Ketentuan Proyek :**

   1. Nama Perusahaan Yang Akan Dibentuk   : **PT. OPTIMIS TEGUH INDONESIA**

   2. Bidang Usaha   : Industri kimia dasar organik yang bersumber dari hasil
                                 pertanian dan perdagangan besar (ekspor)

   3. Lokasi Proyek   : Kota Dumai, Provinsi Riau

III. **Rencana Produksi dan Pemasaran per - tahun :**

   1. Produksi :

Jenis Barang/Jasa	KBLI	Satuan	Kapasitas	Keterangan
Industri				
- Biodiesel	24115	Ton	200.000,00 (dua ratus ribu)	*)
- Gliserin (glycerine)	24115	Ton	20.000,00 (dua puluh ribu)	
Perdagangan				
- Ekspor barang dagangan a.l. CPO dan hasil olahannya serta barang lainnya yang tidak dilarang	53211	US$.	110.000.000,00 (seratus sepuluh juta)	

     *)   Bahan baku berupa Crude Palm Oil (CPO).

   2. Pemasaran :

     Industri
       - Biodiesel   100,00 % ekspor,   0,00 % dalam negeri
       - Gliserin (glycerine)   100,00 % ekspor,   0,00 % dalam negeri

   3. Perkiraan Nilai Ekspor : US$. 110.300.000,00

IV. Rencana Penggunaan Tenaga Kerja :

1. Pimpinan Perusahaan   : Asing : 6 orang   Indonesia : 2 orang.
2. Tenaga Kerja Indonesia   :

Industri	:	60 orang
Perdagangan	:	10 orang
Jumlah	:	70 orang

3. Perusahaan wajib menyampaikan Rencana Penggunaan Tenaga Kerja Warga Negara Asing (RPTK) kepada BKPM untuk mendapat pengesahan apabila menggunakan tenaga kerja asing. RPTK tersebut menjadi dasar pemberian Izin Mempekerjakan Tenaga Asing (IMTA).

V. Rencana Penggunaan Tanah :

1. Seluas 40.000 M² (empat puluh ribu meter persegi) dengan ketentuan luas tanah yang sebenarnya sesuai dengan hasil pengukuran instansi pertanahan setempat.
2. Harus sesuai dengan Rencana Tata Ruang Wilayah (RTRW) daerah setempat.

VI. Rencana Waktu Penyelesaian Proyek :

36 (tiga puluh enam) bulan terhitung sejak surat persetujuan ini. Apabila dalam jangka waktu tersebut perusahaan tidak merealisasikan proyeknya dalam bentuk kegiatan nyata, maka Surat Persetujuan ini menjadi batal.

VII. Rencana Investasi dan Permodalan :

1. Investasi   :

Industri	:	US$.	48.000.000,00
Perdagangan	:	US$.	2.000.000,00
Jumlah	:	US$.	50.000.000,00

2. Sumber Pembiayaan   :

a. Modal sendiri	:	US$.	15.000.000,00
b. Modal pinjaman	:	US$.	35.000.000,00
c. Jumlah	:	US$.	50.000.000,00

3. Modal Perseroan   :

a. Modal dasar	:	US$.	15.000.000,00
b. Modal ditempatkan	:	US$.	15.000.000,00
c. Modal disetor	:	US$.	15.000.000,00

4. Penyertaan Dalam Modal Perseroan :

   a. Asing :   (100,00 %)

      - Mr. Low Soon Heng   : US$.   750.000,00
       (Malaysia)

      - Optimis Teguh Sdn. Bhd.   : US$.   14.250.000,00
       (Malaysia)

   b. Indonesia :   (0,00 %)

      -              : US$.   0,00

   c. Jumlah Modal Saham   : US$.   15.000.000,00

   d. Dalam jangka waktu selambat-lambatnya 15 (lima belas) tahun sejak berproduksi/beroperasi komersial, sebagaimana dinyatakan dalam Izin Usaha, perusahaan harus menjual sebagian sahamnya kepada Warga Negara Indonesia dan/atau Badan Hukum Indonesia.

   e. Perubahan atas kepemilikan saham sebagaimana tercantum dalam surat persetujuan ini harus mendapat persetujuan terlebih dahulu dari BKPM.

5. Kurs valuta asing untuk penyebutan modal saham dalam Rupiah bagi perusahaan ini yang akan didirikan dalam rangka penanaman modal asing adalah kurs yang berlaku pada tanggal surat persetujuan ini, dengan nilai US$. 1,00 = Rp.9.090,–

VIII. Fasilitas Penanaman Modal :

(Khusus untuk industri)

1. Keringanan Bea Masuk atas pengimporan mesin, barang dan bahan sesuai dengan Surat Keputusan Menteri Keuangan Nomor 135/KMK.05/2000 jis. Nomor 28/KMK.05/2001, Nomor 456/KMK.04/2002 dan Peraturan Menteri Keuangan Nomor 47/PMK.04/2005.
2. Pembebasan dari pengenaan Pajak Pertambahan Nilai (PPN) atas pengimporan barang modal berupa mesin dan peralatan, baik dalam keadaan terpasang maupun terlepas, sesuai Peraturan Pemerintah Nomor 12 Tahun 2001 jis. Nomor 43 Tahun 2002, Nomor 46 Tahun 2003 dan Keputusan Menteri Keuangan Nomor 155/KMK.03/2001 jis. Nomor 363/KMK.03/2002, Nomor 371/KMK.03/2003.
3. Penetapan mengenai pemberian fasilitas akan dikeluarkan kemudian setelah perusahaan menyampaikan daftar induk mesin, barang dan bahan yang akan diimpor kepada Direktorat Pelayanan Fasilitas Penanaman Modal, BKPM, dengan alamat Jl. Jend. Gatot Subroto Nomor 44, Jakarta 12190. Pemasukan barang bersangkutan baru dapat dilakukan setelah daftar induk tersebut memperoleh persetujuan BKPM.
4. Impor mesin, peralatan mesin dan barang modal dalam keadaan bukan baru harus disertai dengan "Certificate of Inspection" dari Surveyor yang diakui oleh Pemerintah sesuai dengan Keputusan Menteri Perindustrian dan Perdagangan Nomor 756/MPP/Kep/12/2003 sebagaimana telah diubah terakhir dengan Peraturan Menteri Perdagangan Nomor 39/M-DAG/PER/12/2005.

IX. Lain-lain :

1. Perusahaan supaya segera menghubungi Badan Promosi dan Investasi (BPI) Provinsi Riau untuk mendapatkan bimbingan dalam penyelesaian perizinan daerah.
2. Perusahaan diberikan izin penanaman modal selama 30 (tiga puluh) tahun terhitung sejak perusahaan berproduksi/beroperasi komersial sesuai dengan Peraturan Pemerintah Nomor 9 Tahun 1993 dan Nomor 20 Tahun 1994 jo. Nomor 83 Tahun 2001 yang akan ditetapkan dalam Izin Usaha. Untuk itu perusahaan wajib mengajukan permohonan Izin Usaha kepada BKPM pada saat berproduksi/beroperasi komersial.

3. Perusahaan wajib :

   a. Melaksanakan ketentuan Pemerintah tentang ketenagakerjaan.

   b. Menyampaikan laporan berkala kegiatan proyek penanaman modal (LKPM-L1) setiap 6 (enam) bulan sekali (setiap semester) sejak persetujuan ini dan disampaikan selambat-lambatnya pada tanggal 31 Juli untuk laporan semester I dan tanggal 31 Januari tahun berikutnya untuk laporan semester II kepada:

      1) Walikota Dumai;

      2) BPI Provinsi Riau;

      3) BKPM.

   c. Menyusun Upaya Pengelolaan Lingkungan (UKL) dan Upaya Pemantauan Lingkungan (UPL) sebelum perusahaan melaksanakan konstruksi dan menyampaikannya kepada instansi teknis terkait di Pusat dan Daerah;

   d. Melaksanakan ketentuan Pemerintah tentang ekspor sebagaimana tertuang dalam Surat Keputusan Menteri Perindustrian dan Perdagangan Nomor 558/MPP/Kep/12/1998 tanggal 4 Desember 1998 beserta perubahannya.

4. Dalam hal terjadi perselisihan antara perusahaan dengan Pemerintah Republik Indonesia yang tidak dapat diselesaikan secara musyawarah, Pemerintah Indonesia bersedia mengikuti penyelesaian menurut ketentuan konvensi tentang penyelesaian perselisihan antara Negara dan Warga Negara Asing mengenai penanaman modal sesuai dengan Undang-undang Nomor 5 Tahun 1968.

5. Perusahaan yang menginginkan perubahan atas ketentuan-ketentuan sebagaimana tersebut dalam persetujuan ini, dapat memberitahukan kepada BKPM.

a.n. KEPALA BADAN KOORDINASI PENANAMAN MODAL

Sekretaris Utama,



Yus'an

Tembusan:

1. Presiden Republik Indonesia;
2. Menteri Dalam Negeri;
3. Menteri Keuangan;
4. Menteri Perdagangan;
5. Menteri Perindustrian;
6. Gubernur Bank Indonesia;
7. Kepala Badan Pertanahan Nasional;
8. Duta Besar Kerajaan Malaysia di Indonesia;
9. Duta Besar Republik Indonesia di Malaysia;
10. Direktur Jenderal Perdagangan Dalam Negeri;
11. Direktur Jenderal Perdagangan Luar Negeri;
12. Direktur Jenderal Industri Agro dan Kimia;
13. Direktur Jenderal Administrasi Hukum Umum;
14. Direktur Jenderal Pajak;
15. Direktur Jenderal Bea dan Cukai;

Otomasi   12/07/2006

16. Gubernur Provinsi Riau;
17. Kepala BPI Provinsi Riau;
18. Walikota Dumai.